
RECEIVED
JUN 16 2011
OFFICE OF THE SECRETARY


OppenheimerFunds®
The Right Way to Invest

40-33

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com


RECEIVED
JUN 14 2011
200

June 8, 2011

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds Distributor, Inc. (File No. 8-22992) and Oppenheimer Gold & Special Minerals Fund (File No. 811-3694)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer Gold & Special Minerals Fund, a registered management investment company (the "Fund"), OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's general distributor and certain of the Fund's current and retired Trustees (directors), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the order dismissing the complaint in *Smith v. OFDI et. al* (Case No. 10 Civ. 7394) (USDC, SDNY), (the "Civil Action"). The Civil Action purports to be a derivative action brought against certain Trustees of the Fund and OFDI, and names the Fund as a nominal defendant. The Civil Action states that the plaintiff was a shareholder of the Fund. The dismissal order is dated June 6, 2011.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

I:\LEGAL\Litigation\SEC Filings\Smith.Gold & Special Minerals Dismissal.doc


11000139

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK


RECEIVED
JUN 16 2011
OFFICE OF THE SECRETARY

BRADLEY C. SMITH,

Plaintiff,

v.

OPPENHEIMER FUNDS DISTRIBUTOR, INC., et al.,

Defendants.

MEMORANDUM & ORDER

10 Civ. 7387 (LBS)
10 Civ. 7394 (LBS)

SAND, J.

Plaintiff Bradley C. Smith brings two actions under the Investment Company Act ("ICA"), 15 U.S.C. § 80a-1 *et seq.* Plaintiff brings two actions: 10 Civ. 7394 derivatively on behalf of Nominal Defendant Oppenheimer Gold & Special Minerals Fund (the "*Gold* action"), and 10 Civ. 7387 derivatively on behalf of Nominal Defendant Oppenheimer Quest for Value Funds (the "*Quest* action"). In each of these actions, Plaintiff raises four claims: (1) a claim under Section 47(b) of the ICA; (2) a claim under Massachusetts state law of breach of contract; (3) a Massachusetts breach of fiduciary duty claim; and (4) a Massachusetts claim of *per se* waste of corporate assets. Defendants have moved to dismiss the Complaints in both actions.

For the reasons set forth below, Defendants' motions to dismiss are granted.

I. Background

A. Parties

Plaintiff, a resident of North Carolina, owns Class C shares of Nominal Defendant Oppenheimer Gold & Special Minerals Fund (the *Gold* action) and Class C shares of the Oppenheimer Small & Mid-Cap Fund, a series of Nominal Defendant Oppenheimer Quest for

Value Funds (10 Civ. 7387) (the *Quest* action). Verified Compl. 10 Civ. 7394 ("Complaint") ¶ 10; Verified Compl. 10 Civ. 7387 ("*Quest* Compl.") ¶ 10. Plaintiff has held shares in both Funds since June 9, 2006; those shares are held in a brokerage account at broker-dealer Merrill Lynch, Pierce, Fenner & Smith Incorporated. *Id.*

Nominal Defendants in both cases are business trusts classified under the ICA as open-ended management investment companies—better known as mutual funds. Both are incorporated in Massachusetts and maintain their principal places of business at the same address in Centennial, Colorado. Compl. ¶ 11; *Quest* Compl. ¶ 11. Both Complaints name individual Defendants Brian F. Wruble, David K. Downes, Matthew P. Fink, Phillip A. Griffiths, Mary F. Miller, Joel W. Motley, Mary Ann Tynan, Joseph M. Wikler, Peter I. Wold, John V. Murphy, and Russell S. Reynolds, Jr., who are current trustees of both Funds. Compl. ¶¶ 12–23; *Quest* Compl. ¶¶ 12–21, 25. The *Quest* action also names as Defendants William F. Glavin, Thomas W. Courtney, and Lacy B. Hermann, trustees of Nominal Defendant Oppenheimer Quest for Value Funds. *Quest* Compl. ¶¶ 22–25. Both cases also name Defendant OppenheimerFunds Distributor, Inc. ("OFDI"), a New York corporation with its principal place of business in New York, New York. Compl. ¶ 23; Quest Compl. ¶ 26. OFDI is a broker-dealer member of the Financial Industry Regulatory Authority (FINRA). *Id.*[1]

B. Factual Background

The Funds finance distribution of their own shares out of Fund assets as permitted by Securities and Exchange Commission ("SEC") Rule 12b-1, 17 C.F.R. § 270.12b-1. Compl. ¶ 48. The Board of Trustees for each Fund decides how to compensate broker-dealers for selling shares. Here, the Funds pay distribution fees pursuant to Rule 12b-1 to OFDI, the Funds'

[1] The briefing in these two cases is substantively identical, as are the legal theories and factual allegations raised in the Complaints. Therefore, the Court will consider the two cases as one. All subsequent citations to the Complaints and briefing shall be drawn from the filings in the *Gold* action.

distributor, which in turn forwards these payments to retail broker-dealers such as Merrill Lynch who actually distribute shares in the Funds. Plaintiff alleges that since October 1, 2007, the Funds and OFDI have made these payments in the form of asset-based compensation, Compl. ¶ 50, and that such compensation violates the Investment Advisers Act of 1940, 15 U.S.C. § 80b-1 *et seq.* ("IAA"). Plaintiff also alleges that the Defendant Trustees have an affirmative obligation to ensure that the distribution fees are paid in accordance with the IAA and other governing law. Compl. ¶ 54.

Plaintiff originally filed these actions in the District of Colorado on March 19, 2010. Defendants moved to transfer venue to this District pursuant to 28 U.S.C. § 1404(a) on May 19, 2010, and the cases were transferred on September 28, 2010. In each case, Defendants submitted three separate motions to dismiss the Complaint on June 25, 2010: one from Defendant Murphy and OFDI, one from the remaining Trustee Defendants, and one from the Nominal Defendant.

II. Legal Standard

On a motion to dismiss, a court reviewing a complaint will consider all material factual allegations as true and draw all reasonable inferences in favor of the plaintiff. *Lee v. Bankers Trust Co.*, 166 F.3d 540, 543 (2d Cir. 1999). "To survive dismissal, the plaintiff must provide the grounds upon which his claim rests through factual allegations sufficient to raise a right to relief above the speculative level." *ATSI Commc'ns Inc. v. Shaar Fund, Ltd.*, 493 F.3d 87, 93 (2d Cir. 2007) (internal quotation marks omitted). Ultimately, the plaintiff must allege "enough facts to state a claim to relief that is plausible on its face." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 547 (2007). "[A] simple declaration that defendant's conduct violated the ultimate legal standard at issue . . . does not suffice." *Gregory v. Daly*, 243 F.3d 687, 692 (2d Cir. 2001). "The tenet that a court must accept as true all of the allegations contained in a complaint is inapplicable to legal conclusions. Threadbare recitals of the elements of a cause of action, supported by mere conclusory statements, do not suffice." *Ashcroft v. Iqbal*, 129 S.Ct. 1937, 1949 (2009).

III. Discussion

A. Plaintiff's Theory of Liability

Plaintiff's theory of liability has two separate phases. First is the underlying merits issue of whether the broker-dealers retained by Defendants violated the IAA. Plaintiff does not bring his claims under the IAA because he is suing OFDI and the Funds' trustees, rather than the broker-dealers themselves. Therefore, the second phase of Plaintiff's theory of liability is concerned with the cause of action he claims under the ICA.

i. Broker-Dealers and Special Compensation under the IAA

Broker-dealers are regulated by the Securities Exchange Act of 1934, 15 U.S.C. § 78a *et seq.*, whereas the IAA applies to investment advisers. The IAA also applies to full-service broker-dealer firms who provide investment advice to their customers. A broker-dealer firm providing investment advice must comply with the IAA by registering as an investment adviser, maintaining record-keeping and reporting procedures, adopting policies to prevent violations of the securities laws, and maintaining compensation arrangements in accordance with the IAA. 15 U.S.C. § 80b-1 *et seq.* Firms registered as both broker-dealers and investment advisers are called "dual registrants." They often segregate accounts for which they provide investment advice ("advisory accounts") from accounts for which they only serve as brokers ("brokerage accounts"). Plaintiff alleges that his mutual fund shares are held in a brokerage account at broker-dealer Merrill Lynch. Compl. ¶ 10.

The IAA contains a "Broker-Dealer Exclusion" for a broker-dealer who gives advice that is only "incidental" to his conduct as a broker-dealer "and who receives no special compensation therefor." 15 U.S.C. § 80b-2(a)(11)(C). Such broker-dealers are exempted from the IAA's registration and reporting requirements. According to Plaintiff, "special compensation" includes anything other than transactional commissions. Therefore, Plaintiff contends that broker-dealer dual registrants who receive any form of compensation other than transactional commissions cannot offer investment advice under the IAA to holders of brokerage accounts.[2] In 2005, the SEC promulgated a regulation holding that broker-dealers who provide incidental investment advice could receive non-transactional compensation so long as they did not contract to provide that advice or charge a separate fee for it. Certain Broker-Dealers Deemed Not to be Investment Advisers, 70 Fed. Reg. 20,424 (Apr. 19, 2005). The D.C. Circuit invalidated the regulation in *Fin. Planning Ass'n v. SEC*, 482 F.3d 481 (D.C. Cir. 2007). Plaintiff interprets this holding as forbidding broker-dealers providing non-incidental investment advice to customers holding brokerage accounts from receiving any form of compensation other than transactional commissions.

ii. Plaintiff's Cause of Action under the ICA

The relevant substantive provisions of the IAA contain no private right of action against a mutual fund, its trustees, or its distributors. Therefore Plaintiff brings his claim under Section 47(b) of the ICA, which provides that contracts that violate provisions of the ICA and accompanying regulations, or whose performance involves such violation, are unenforceable. 15 U.S.C. § 80a-46(b)(1). To bring a claim under section 47(b), a plaintiff must allege that a

[2] Plaintiff also argues that broker-dealers who are not dual registrants also may not receive any form of compensation other than transactional commissions. However, Plaintiff did not allege in the Complaint that Merrill Lynch, the broker-dealer holding his shares in Nominal Defendants, is not a dual registrant, and conceded that the company was a dual registrant at oral argument. Tr. Oral Arg. Apr. 12, 2011 at 55:10–12. Therefore, the Court does not reach this argument.

contract violated a substantive provision of the ICA or rules promulgated under the statute. Plaintiff alleges two such underlying predicate violations. First, Plaintiff alleges that OFDI and the Defendant trustees have a fiduciary duty of care to the Fund under ICA section 36(a), 15 U.S.C. § 80a-35. Second, Plaintiff claims that SEC Rule 38a-1, 17 C.F.R. § 270.38a-1, promulgated under the ICA, imposes a duty on mutual fund boards to oversee compliance with federal securities laws and ensure that shareholders are not harmed. Both of these provisions, Plaintiff argues, imposed on Defendants a duty to ensure that the Funds' broker-dealers were paid only in transactional commissions. In turn, Plaintiff offers the alleged IAA violations as evidence that Defendants failed in that duty.

B. Existence of a Private Right of Action Under ICA Section 47(b)

Section 47(b) of the ICA provides that "[a] contract that is made, or whose performance involves, a violation of [the ICA], or of any rule, regulation, or order thereunder, is unenforceable by either party . . . unless a court finds that under the circumstances enforcement would produce a more equitable result . . . ." 15 U.S.C. § 80a-46(b)(1). If such a contract has been performed, "a court may not deny rescission at the instance of any party unless such court finds that under the circumstances the denial of rescission would produce a more equitable result than its grant . . . ." *Id.* § 80a-46(b)(2). The question here is whether section 47(b) can endow a substantive provision of the ICA alleged as a predicate for 47(b) liability with a private right of action, if that substantive provision lacks a private right of action on its own.

Plaintiff argues that section 47(b) provides a distinct private right of action, irrespective of whether the predicate violation of the ICA itself provides its own private right of action. He relies principally on *Transamerica Mort. Advisors, Inc. v. Lewis*, 444 U.S. 11 (1979) ("*TAMA*"), in which the United States Supreme Court held that the statutory language of section 215 of the

IAA implied a private right of action for the rescission of a contract in violation of the IAA. *Id.* at 18. Plaintiffs contend that this holding should apply to ICA section 47(b), because the respective statutory provisions in the IAA and ICA are similar and the securities laws are generally read *in pari materia.* Defendants argue that plaintiffs asserting claims under section 47(b) must also allege a predicate violation of the ICA that itself implies a private right of action.

In *Alexander v. Sandoval*, a decision following *TAMA*, the Supreme Court strictly limited the ability of federal courts to imply private rights of action in federal statutes. 532 U.S. 275 (2001). "Like substantive federal law itself, private rights of action to enforce federal law must be created by Congress." *Id.* at 286 (2001). Without Congressional intent expressed in the statute, "a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute." *Id.* Therefore, courts must begin their inquiry into Congressional intent "with the text and structure" of the statute. *Id.* at 288. Statutory text contains several important indicators of Congressional intent. For example, the "express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others." *Id.* at 290. Another key indicator is whether the statute focuses "on the person regulated rather than the individuals protected . . . ." If the statute focuses on the person regulated, it carries "no implication of an intent to confer rights on a particular class of persons." *Id.* The *Sandoval* approach supersedes earlier jurisprudence on implied private rights of action, which the Supreme Court dubbed an "*ancien regime.*" *Id.* at 287.

Following *Sandoval*, the United States Court of Appeals for the Second Circuit has elaborated further principles limiting implied private rights of action in federal securities laws. First, "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of any explicit private right to enforce other sections was intentional."

Olmsted v. Pruco Life Ins. Co., 283 F.3d 429, 433 (2d Cir. 2002) (finding no private right of action in ICA §§ 26, 27). Second, courts "cannot ordinarily conclude that Congress intended to create a right of action where none was explicitly provided." *Bellikoff v. Eaton Vance Corp.*, 481 F.3d 110, 116 (2d Cir. 2007) (finding no private right of action in ICA §§ 34(b), 36(a), and 48(a)) (citing *Sandoval*, 532 U.S. at 286–88, and *Touche Ross & Co. v. Redington*, 442 U.S. 560, 571 (1979)). Third, "[w]hen the text and structure of a statute unambiguously express an intent not to imply a private right of action, we cannot consider 'the expectations that the enacting Congress had formed in light of the contemporary legal context.'" *Bellikoff*, 481 F.3d at 117 (quoting *Sandoval*, 532 U.S. at 287–88).

Turning to the ICA, various provisions of the statute accord highly disparate remedies and causes of action. For instance, section 36(b) allows the SEC or a security holder of a registered investment company to bring an action for breach of fiduciary duty involving compensation paid by that company to its investment adviser. 15 U.S.C. § 80a-35(b). However, section 36(a) only authorizes the SEC, not private parties, to bring actions alleging "personal misconduct in respect of any registered investment company for which such person" serves or acts as an officer, director, or underwriter. 15 U.S.C. § 80a-35(a). Section 42 explicitly provides for SEC enforcement of the entirety of the ICA, authorizing it to make investigations and initiate actions in the federal courts against persons or entities suspected of violating the statute. 15 U.S.C. § 80a-41. Taken as a whole, the ICA's remedial scheme expressly provides for private rights of action only for specific, narrowly defined offenses, and specifies SEC enforcement for other offenses. Allowing section 47(b) to endow all the ICA's substantive violations with a private right of action, as Plaintiffs urge, would override this careful allocation of remedies.

These reasons "led the Second Circuit to conclude that Congress did not intend to imply a private right to enforce other sections of the ICA." *Northstar Fin. Advisors, Inc. v. Schwab Invs.*, 615 F.3d 1106, 1116 (9th Cir. 2010). In both *Olmsted* and *Belikoff*, the Second Circuit noted section 36(a)'s express provision of a private right of action and section 42's provision of SEC enforcement for the entire statute in refusing to find an implied private right of action in various sections of the ICA. *Belikoff*, 481 F.3d at 116; *Olmsted*, 283 F.3d at 422–23. These findings apply to section 47(b), because they concern the structure and remedial scheme of the entire statute. Other federal courts have adopted the Second Circuit's approach in refusing to imply private rights of action for different ICA provisions. "Indeed, following the Supreme Court's decision in *Sandoval,* the modern trend has been for federal courts to deny the existence of implied rights of action under the ICA, with many courts applying the analytical framework employed by the Second Circuit in *Olmsted* and *Belikoff*." *Northstar*, 615 F.3d at 1122; *see also Mutchka v. Harris*, 373 F. Supp. 2d 1021, 1026 (C.D. Cal. 2005) ("[C]ases decided after *Sandoval* have refused to find an implied private right of action in the ICA."); *Gabelli Global Multimedia Trust Inc. v. Western Inv. LLC*, 700 F. Supp. 2d 748, 753–57 (D. Md. 2010) (summarizing "large and growing body of case law denying private causes of action under various provisions of the ICA" after *Sandoval*) (quotation at 756–57).

Section 47(b) differs from the ICA provisions at issue in the above cases, for it expressly authorizes rescission as a private remedy for contracts that violate the ICA. However, such language is not sufficient to find an implied private right of action. *Sandoval* held that the "judicial task is to interpret the statute Congress has passed to determine whether it displays an intent to create not just a private right but also a private remedy." 532 U.S. at 286. Here, section 47(b) contains a remedy, but not a substantive right. Accordingly, courts considering section

47(b) after *Sandoval* have held or assumed that the provision provides a remedy rather than a distinct cause of action or basis of liability. *See, e.g.*, *Smith v. Franklin/Templeton Distribs.*, No. C 09-4775 (PJH), 2010 WL 2348644, at *7 (N.D. Cal. Jun. 8, 2010) ("By its terms, § 47(b) provides a remedy . . . rather than a distinct cause of action or basis for liability.") ("*Franklin/Templeton I*"); *Stegall v. Ladner*, 394 F. Supp. 2d 358, 378 (S.D.N.Y. 2005) (parties concede that "ICA § 47(b) provides a remedy rather than a distinct cause of action or basis of liability"); *Mutchka*, 373 F. Supp. 2d at 1027 ("The parties agree that Section 47(b) is remedial in nature and does not itself provide a cause of action").[3] The substantive right arguably protected by section 47(b) must be inferred from the substantive violation that a plaintiff alleges as a predicate for the rescission action. As a result, when courts dismiss claims that allege ICA violations as predicates to a section 47(b) claim, those courts also dismiss the section 47(b) claim. *See, e.g.*, *Franklin/Templeton I*, 2010 WL 2348644, at *7 ("Because the complaint alleges no violation of the ICA which can provide a predicate for the claim under § 47(b), the court finds that the § 47(b) claim fails to state a claim and must be dismissed."); *Davis v. Bailey*, No. 05-42, 2005 WL 3527286, at *5–6 (D. Colo. Dec. 22, 2005) (dismissing section 47(b) claim

[3] *See also Dull v. Arch*, No. 05 C 140, 2005 WL 1799270, at *3 (N.D. Ill. Jul. 27, 2005) ("Plaintiffs concede that Section 47(b) of the ICA is remedial in nature . . . It does not provide for an independent cause of action where no violation of the ICA has occurred."). Some courts deciding the issue before *Sandoval* reached the same conclusion. *See, e.g.*, *Tarlov v. Paine Webber Cashfund, Inc.*, 559 F. Supp. 429, 438 (D. Conn. 1983) (finding of no implied right of action under ICA sections 1(b)(2), 15(a), 15(b), and 36(a) "equally applicable to Section 47"). The only post-*Sandoval* cases to the contrary are *In re Regions Morgan Keegan Securities*, 743 F. Supp. 2d 744, 762 (W.D. Tenn. 2010), *In re Mutual Funds Investment Litigation*, 384 F. Supp. 2d 873, 881 (D. Md. 2005), and *Wiener v. Eaton Vance Distribs. Inc.*, No. 10-10515-DPW, 2011 WL 1233131, at *12 (D. Mass. Mar. 30, 2011). All of these cases rely on inapplicable pre-*Sandoval* authority in other circuits. *See In re Mut. Funds. Inv. Litig.*, 384 F. Supp. 2d at 881 (citing *Mathers Fund, Inc. v. Colwell Co.*, 564 F.2d 780, 783 (7th Cir. 1977)); *Wiener*, 2011 WL 1233131 at *12 (citing *Mathers Fund*); *Regions Morgan Keegan*, 743 F. Supp. 2d at 762 (citing *Lessler v. Little*, 857 F.2d 866, 874 (1st Cir. 1988)). *Regions Morgan Keegan* cited two post-*Sandoval* cases: *In re Mut. Funds. Inv. Litig*, discussed *supra*, and *Hamilton v. Allen*, 396 F. Supp. 2d 545 (E.D. Pa. 2005). *Hamilton* did not actually hold that section 47(b) contained a private right of action. Instead, the court held that section 47(b) liability was not applicable because the plaintiffs were not party to the contract, no predicate ICA violations were properly alleged, and the alleged violations were collateral to the contract. 396 F. Supp. 2d at 558–59 (E.D. Pa. 2005). In sum, the cases holding that section 47(b) has a private right of action all fail to apply *Sandoval*'s approach to implying private rights of action.

because predicate section 36(a) claim did not contain private right of action, and section 36(b) claim was pleaded inadequately); *Hamilton*, 396 F. Supp. 2d at 558 (dismissing section 47(b) claim because predicate section 36(a) claim did not contain private right of action).

Plaintiff protests that these cases disregard the holding in *TAMA*, which upheld the contract voiding provision of the IAA. Plaintiffs contend that the securities laws should be read *in pari materia*, and therefore *TAMA* applies to the contract voiding provisions of the ICA as well as those of the IAA. However, after *Sandoval*, the mere assertion of similarity between different statutes is no substitute for a careful analysis of the proposed private right of action against the text and structure of the entire statute at issue. Such analysis reveals that *TAMA*'s interpretation of the IAA is distinguishable from the ICA.[4] The IAA's substantive provisions do not contain a private right of action, but the ICA contains an express private right of action, section 36(b), for payment of excessive fees. "Congress intended the express private right of action set forth in Section 36(b) to be exclusive; there was no similar exclusive, express right of action in *TAMA*." *Tarlov*, 559 F. Supp. at 438. *TAMA*'s creation of an implied private right of action in the IAA's contract voiding provision did not override any allocation of private rights of action by Congress. Finding an implied private right of action in ICA section 47(b), on the other hand, "would undermine the carefully considered limits which Congress placed on this action in Section 36(b)(3)"—the only express private right of action in the substantive provisions of the ICA. *Id.* Plaintiff's bald assertion that the securities laws are read *in pari materia* cannot justify

[4] Plaintiff notes that the Supreme Court cited *TAMA* several times in the *Sandoval* opinion, and argues that *Sandoval* does not disturb *TAMA*'s holding that a private right of action exists in the contract voiding provision of the IAA. This assertion is unavailing, for Plaintiffs fail to establish that *TAMA*'s interpretation of the IAA applies to the ICA. In any event, *Sandoval* never cites *TAMA*'s finding of a private right of action in the contract voiding provision of the IAA; its citations refer only to *TAMA*'s general discussions or its refusal to find a private right of action in the anti-fraud provisions of the IAA. *See Alexander v. Sandoval*, 532 U.S. at 286 (citing *TAMA*, 444 U.S. at 15), 287 (citing 444 U.S. at 23), 290 (citing 444 U.S. at 19–20). This Court does not reach the question of whether *Sandoval* has overruled *TAMA*.

the conclusion that *TAMA*'s holding should be imputed to other securities statutes[5] without the careful analysis of statutory text and structure required by *Sandoval.* That analysis shows that section 47(b) cannot bestow a private right of action on substantive provisions of the ICA that lack such an action.

Plaintiff protests that requiring claims of predicate violations under section 47(b) to carry their own private right of action would reduce section 47(b) to a nullity, since he claims that the ICA has no express private rights of action. Plaintiff is mistaken. As originally enacted, the ICA contained a private right of action in section 30(f), which incorporated a remedy from the Securities Exchange Act of 1934. *See Northstar*, 615 F.3d at 1110 (discussing original section 30(f) of ICA). Moreover, as discussed *supra,* section 36(b) of the ICA currently contains an express private right of action. Congress added this provision to the ICA in 1970. *See Gabelli,* 700 F. Supp. 2d at 753 (describing 1970 revisions of ICA). Congress easily could have amended other sections of the ICA to provide for other private rights of action, but chose not to do so.

Therefore, to establish his section 47(b) claim, Plaintiff must assert a predicate violation of a substantive provision of the ICA which itself has a private right of action.

C. ICA Section 36(a) as a Predicate for Section 47(b) Liability

Section 36(a) of the ICA provides that the SEC "is authorized to bring an action" in the federal courts alleging that an officer, director, board member, investment adviser, depositor, or

---

[5] Plaintiff also compares ICA section 47(b) to section 29(b) of the Securities Exchange Act, 15 U.S.C. § 78cc(b), another contract voiding provision. Plaintiff points out that section 29(b) explicitly excludes a particular substantive provision as a predicate, and contains a special statute of limitations for another particular predicate provision. Those predicate provisions do not themselves carry a private right of action. Therefore, Plaintiffs argue, Congress clearly intended Exchange Act section 29(b) to contain a private right of action, even for predicate violations lacking such an action, and that this conclusion should apply to the ICA as well. Again, this argument is without merit. Mere comparisons between the Exchange Act and the ICA cannot trump analysis of the ICA's statutory text pursuant to *Sandoval*, and these features of the Exchange Act demonstrate that its remedial scheme differs from that of the ICA.

principal underwriter of a registered investment company engaged "in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts . . . ." 15 U.S.C. § 80a-35. Even though this provision limits enforcement to the SEC, not private parties, Plaintiff claims that this provision imposes an implied fiduciary duty on mutual fund trustees and distributors, and that Defendants violated this duty when they paid asset-based compensation to the Funds' broker-dealers.

This assertion is without merit. Section 36(a), providing for SEC enforcement, is a paradigmatic example of the principle that an express provision creating certain remedies and forms of enforcement "suggests that Congress intended to preclude others." *Sandoval*, 532 U.S. at 290. As a result, the Second Circuit has ruled that no private right of action exists under section 36(a) of the ICA. *Bellikoff*, 481 F.3d at 117 ("[W]e hold that implied private rights of action do not exist under ICA §§ 34(b), 36(a), and 48(a)."). Because Section 36(a) lacks a private right of action, claims under that statute raised by parties other than the SEC must be dismissed, and are therefore unavailable as a predicate for a section 47(b) claim. *See, e.g.*, *Hamilton*, 396 F. Supp. 2d at 558 ("Thus, if Plaintiffs' claims with respect to Sections 36(a) and 36(b) of the Act are dismissed, there is no basis upon which the remedy afforded by Section 47(b) can be awarded.").

Even if a private right of action were theoretically available under section 36(a)—whether through section 47(b) itself or section 36(a) as a predicate violation under section 47(b)—Plaintiff's section 36(a) claim would still fail. Plaintiff contends that the violations of the IAA alleged in the Complaint are also violations of the fiduciary duty mentioned in section 36(a), because he argues that "an essential aspect of the board's fiduciary duty under the ICA is to oversee the compliance of service providers with the federal securities laws, including the Advisers Act . . . to ensure that shareholders are not harmed." Compl. ¶ 40. This interpretation of the section 36(a) fiduciary duty would construe violations of any federal securities laws and regulations as breaches of fiduciary duty under the ICA, and consequently create a back-door private right of action not just for the substantive provisions of the ICA, but for the full panoply of the federal securities laws. Nothing in the text of the ICA authorizes courts to imply such a sweeping private right of action for multiple statutes through the joint operation of sections 36(a) and 47(b). On the contrary, the plain text of section 47(b) expressly limits the scope of any contract rescission to violations of the ICA, and mentions no other statute. *See also Franklin/Templeton I*, 2010 WL 2348644, at *7 ("This court finds no language in Investment Company Act § 47(b) sufficient to create a private right of action under that statute, absent a showing of some other violation *of the Investment Company Act.*") (emphasis added). Plaintiff's attempt to deduce a general private right of action for all federal securities laws out of this single statutory provision contradicts its plain text.

Accordingly, Plaintiff may not assert liability under section 36(a) of the ICA as a predicate to liability under section 47(b).

D. SEC Rule 38a-1 as a Predicate for Section 47(b) liability

SEC Rule 38a-1, Compliance Procedures and Practices of Certain Investment Companies, requires "[e]ach registered investment company and business development company" to adopt policies and procedures reasonably designed to prevent violations of federal securities laws, obtain board approval of those policies, subject them to annual review, designate a chief compliance officer, and keep records of said policies. 17 C.F.R. § 270.38a-1(a), (d).

Congress provided statutory authorization for this rulemaking in section 38 of the ICA, 15 U.S.C. § 80a-37.

"Language in a regulation may invoke a private right of action that Congress through statutory text created, but it may not create a right that Congress has not . . . it is most certainly incorrect to say that language in a regulation can conjure up a private cause of action that has not been authorized by Congress." *Sandoval*, 532 U.S. at 291. "The implications of *Sandoval* are clear: If a private right of action exists to enforce . . . [a] regulation, plaintiffs must show that the right originates in . . . the underlying statute . . . Plaintiffs must also show that the regulation applies—but does not expand—the statute." *Abrahams v. MTA Long Island Bus*, __ F.3d __, Nos. 10-2058-cv, 10-2190-cv, 2011 WL 1678417, at *6 (2d Cir. May 5, 2011) (internal citation omitted). "In other words, a right of action can extend no further than the personal right conferred by the plain language of the statute." *Taylor ex rel. Wazyluk v. Hous. Auth. of the City of New Haven*, __ F.3d __, No. 10-1144-cv, 2011 WL 1663443, at *1 (2d Cir. May 4, 2011) (internal quotation marks and citation omitted).

Neither Rule 38a-1 nor ICA section 38, the statutory provision under which the SEC promulgated the Rule, contain "rights-creating language." *Olmsted*, 283 F.3d at 435. "The absence" of such language "indicates a lack of congressional intent to create private rights of action." *Id.* Moreover, section 38 merely authorizes the SEC "to make, issue, amend, and rescind such rules and regulations and such orders as are necessary or appropriate to the exercise of the powers conferred upon the Commission elsewhere" under the ICA. 15 U.S.C. § 80a-37(a). This general delegation of rulemaking authority to the SEC contains no language providing "a general authorization for private enforcement of regulations," *Sandoval*, 532 U.S. at 291, and because of this absence, regulations promulgated under Section 38—including Rule

38a-1—do not contain implied private rights of action. Therefore, Plaintiff's attempt to imply a private right of action through ICA section 47(b) and SEC Rule 38a-1 is unavailing.[6]

With the failure of his ICA section 36(a) and SEC Rule 38a-1 claims, Plaintiff has failed to assert a viable predicate violation of the ICA necessary to make out a claim under ICA section 47(b). Plaintiff is not left without a remedy for the broker-dealers' alleged underlying violations of the IAA. Those violations involved the broker-dealers' receipt of asset-based compensation for brokerage accounts, or their failure to register as investment advisers while receiving such compensation. Under this theory of liability, the ultimate fault would lie with the broker-dealers themselves, and Plaintiff may sue them for violating the IAA. Specifically, the contract voiding provision of IAA section 215, 15 U.S.C. § 80b-15, remains available to Plaintiffs in a derivative action to void the selling agreement between Defendant OFDI and the broker-dealers, rather than the agreement between the Funds and Defendant OFDI at issue in this case.[7] Moreover, Plaintiff's claims—including his federal claims—rely on alleged breaches of fiduciary duty. Plaintiff is of course free to raise such fiduciary duty claims in state courts.

Accordingly, Defendants' motion to dismiss Plaintiff's First Cause of Action is granted.

E. Plaintiff's State Law Claims

Plaintiff brings three claims under Massachusetts law, claiming supplemental or pendent jurisdiction pursuant to 28 U.S.C. § 1367(a). "It has consistently been recognized that pendent jurisdiction is a doctrine of discretion, not of plaintiff's right." *United Mine Workers of America v. Gibbs*, 383 U.S. 715, 726 (1966). A district court "may decline to exercise supplemental

[6] Even if Plaintiff could establish the theoretical availability of a private right of action under the Rule and section 47(b), his claim would still fail. Plaintiff's section 47(b) claim is alleged solely against Defendant OFDI and not against the Defendant Trustees. Compl. ¶¶ 66–72. However, Rule 38a-1 only applies to "[e]ach registered investment company and business development company . . . ." 17 C.F.R. § 270.38a-1(a). OFDI is not a registered investment company, and the Rule does not apply to it.

[7] The Court expresses no opinion regarding Plaintiff's underlying theory of liability, that the broker-dealers retained by Defendants did not fall under the Broker-Dealer Exception to the IAA, and therefore violated the IAA. This theory is discussed in *Wiener*, 2011 WL 1233131, at *7-11; and *Franklin/Templeton I*, 2010 WL 2348644, at *6, *8.

jurisdiction" if it "has dismissed all claims over which it has original jurisdiction." 28 U.S.C. § 1367(c)(3). Having dismissed Plaintiff's First Cause of Action, his sole federal claim, the Court declines to exercise supplemental jurisdiction with respect to his remaining claims.

IV. Conclusion

For the reasons stated above, Defendants' motions to dismiss the Complaints in the *Quest* action, 10 Civ. 7387, and the *Gold* action, 10 Civ. 7394, are granted.

SO ORDERED.

Dated: June 6, 2011
New York, NY



U.S.D.J.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

BRADLEY C. SMITH,

Plaintiff,

v.

OPPENHEIMER FUNDS DISTRIBUTOR, INC., et al.,

Defendants.

MEMORANDUM & ORDER

10 Civ. 7387 (LBS)
10 Civ. 7394 (LBS)


RECEIVED
JUN 16 2011
OFFICE OF THE SECRETARY

SAND, J.

Plaintiff Bradley C. Smith brings two actions under the Investment Company Act ("ICA"), 15 U.S.C. § 80a-1 *et seq.* Plaintiff brings two actions: 10 Civ. 7394 derivatively on behalf of Nominal Defendant Oppenheimer Gold & Special Minerals Fund (the "*Gold* action"), and 10 Civ. 7387 derivatively on behalf of Nominal Defendant Oppenheimer Quest for Value Funds (the "*Quest* action"). In each of these actions, Plaintiff raises four claims: (1) a claim under Section 47(b) of the ICA; (2) a claim under Massachusetts state law of breach of contract; (3) a Massachusetts breach of fiduciary duty claim; and (4) a Massachusetts claim of *per se* waste of corporate assets. Defendants have moved to dismiss the Complaints in both actions.

For the reasons set forth below, Defendants' motions to dismiss are granted.

I. Background

A. Parties

Plaintiff, a resident of North Carolina, owns Class C shares of Nominal Defendant Oppenheimer Gold & Special Minerals Fund (the *Gold* action) and Class C shares of the Oppenheimer Small & Mid-Cap Fund, a series of Nominal Defendant Oppenheimer Quest for

Value Funds (10 Civ. 7387) (the *Quest* action). Verified Compl. 10 Civ. 7394 ("Complaint") ¶ 10; Verified Compl. 10 Civ. 7387 ("*Quest* Compl.") ¶ 10. Plaintiff has held shares in both Funds since June 9, 2006; those shares are held in a brokerage account at broker-dealer Merrill Lynch, Pierce, Fenner & Smith Incorporated. *Id.*

Nominal Defendants in both cases are business trusts classified under the ICA as open-ended management investment companies—better known as mutual funds. Both are incorporated in Massachusetts and maintain their principal places of business at the same address in Centennial, Colorado. Compl. ¶ 11; *Quest* Compl. ¶ 11. Both Complaints name individual Defendants Brian F. Wruble, David K. Downes, Matthew P. Fink, Phillip A. Griffiths, Mary F. Miller, Joel W. Motley, Mary Ann Tynan, Joseph M. Wikler, Peter I. Wold, John V. Murphy, and Russell S. Reynolds, Jr., who are current trustees of both Funds. Compl. ¶¶ 12–23; *Quest* Compl. ¶¶ 12–21, 25. The *Quest* action also names as Defendants William F. Glavin, Thomas W. Courtney, and Lacy B. Hermann, trustees of Nominal Defendant Oppenheimer Quest for Value Funds. *Quest* Compl. ¶¶ 22–25. Both cases also name Defendant OppenheimerFunds Distributor, Inc. ("OFDI"), a New York corporation with its principal place of business in New York, New York. Compl. ¶ 23; Quest Compl. ¶ 26. OFDI is a broker-dealer member of the Financial Industry Regulatory Authority (FINRA). *Id.*[1]

B. Factual Background

The Funds finance distribution of their own shares out of Fund assets as permitted by Securities and Exchange Commission ("SEC") Rule 12b-1, 17 C.F.R. § 270.12b-1. Compl. ¶ 48. The Board of Trustees for each Fund decides how to compensate broker-dealers for selling shares. Here, the Funds pay distribution fees pursuant to Rule 12b-1 to OFDI, the Funds'

[1] The briefing in these two cases is substantively identical, as are the legal theories and factual allegations raised in the Complaints. Therefore, the Court will consider the two cases as one. All subsequent citations to the Complaints and briefing shall be drawn from the filings in the *Gold* action.

distributor, which in turn forwards these payments to retail broker-dealers such as Merrill Lynch who actually distribute shares in the Funds. Plaintiff alleges that since October 1, 2007, the Funds and OFDI have made these payments in the form of asset-based compensation, Compl. ¶ 50, and that such compensation violates the Investment Advisers Act of 1940, 15 U.S.C. § 80b-1 *et seq.* ("IAA"). Plaintiff also alleges that the Defendant Trustees have an affirmative obligation to ensure that the distribution fees are paid in accordance with the IAA and other governing law. Compl. ¶ 54.

Plaintiff originally filed these actions in the District of Colorado on March 19, 2010. Defendants moved to transfer venue to this District pursuant to 28 U.S.C. § 1404(a) on May 19, 2010, and the cases were transferred on September 28, 2010. In each case, Defendants submitted three separate motions to dismiss the Complaint on June 25, 2010: one from Defendant Murphy and OFDI, one from the remaining Trustee Defendants, and one from the Nominal Defendant.

II. Legal Standard

On a motion to dismiss, a court reviewing a complaint will consider all material factual allegations as true and draw all reasonable inferences in favor of the plaintiff. *Lee v. Bankers Trust Co.*, 166 F.3d 540, 543 (2d Cir. 1999). "To survive dismissal, the plaintiff must provide the grounds upon which his claim rests through factual allegations sufficient to raise a right to relief above the speculative level." *ATSI Commc'ns Inc. v. Shaar Fund, Ltd.*, 493 F.3d 87, 93 (2d Cir. 2007) (internal quotation marks omitted). Ultimately, the plaintiff must allege "enough facts to state a claim to relief that is plausible on its face." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 547 (2007). "[A] simple declaration that defendant's conduct violated the ultimate legal standard at issue . . . does not suffice." *Gregory v. Daly*, 243 F.3d 687, 692 (2d Cir. 2001). "The tenet that a court must accept as true all of the allegations contained in a complaint is inapplicable to legal conclusions. Threadbare recitals of the elements of a cause of action, supported by mere conclusory statements, do not suffice." *Ashcroft v. Iqbal*, 129 S.Ct. 1937, 1949 (2009).

III. Discussion

A. Plaintiff's Theory of Liability

Plaintiff's theory of liability has two separate phases. First is the underlying merits issue of whether the broker-dealers retained by Defendants violated the IAA. Plaintiff does not bring his claims under the IAA because he is suing OFDI and the Funds' trustees, rather than the broker-dealers themselves. Therefore, the second phase of Plaintiff's theory of liability is concerned with the cause of action he claims under the ICA.

i. Broker-Dealers and Special Compensation under the IAA

Broker-dealers are regulated by the Securities Exchange Act of 1934, 15 U.S.C. § 78a *et seq.*, whereas the IAA applies to investment advisers. The IAA also applies to full-service broker-dealer firms who provide investment advice to their customers. A broker-dealer firm providing investment advice must comply with the IAA by registering as an investment adviser, maintaining record-keeping and reporting procedures, adopting policies to prevent violations of the securities laws, and maintaining compensation arrangements in accordance with the IAA. 15 U.S.C. § 80b-1 *et seq.* Firms registered as both broker-dealers and investment advisers are called "dual registrants." They often segregate accounts for which they provide investment advice ("advisory accounts") from accounts for which they only serve as brokers ("brokerage accounts"). Plaintiff alleges that his mutual fund shares are held in a brokerage account at broker-dealer Merrill Lynch. Compl. ¶ 10.

The IAA contains a "Broker-Dealer Exclusion" for a broker-dealer who gives advice that is only "incidental" to his conduct as a broker-dealer "and who receives no special compensation therefor." 15 U.S.C. § 80b-2(a)(11)(C). Such broker-dealers are exempted from the IAA's registration and reporting requirements. According to Plaintiff, "special compensation" includes anything other than transactional commissions. Therefore, Plaintiff contends that broker-dealer dual registrants who receive any form of compensation other than transactional commissions cannot offer investment advice under the IAA to holders of brokerage accounts.[2] In 2005, the SEC promulgated a regulation holding that broker-dealers who provide incidental investment advice could receive non-transactional compensation so long as they did not contract to provide that advice or charge a separate fee for it. Certain Broker-Dealers Deemed Not to be Investment Advisers, 70 Fed. Reg. 20,424 (Apr. 19, 2005). The D.C. Circuit invalidated the regulation in *Fin. Planning Ass'n v. SEC*, 482 F.3d 481 (D.C. Cir. 2007). Plaintiff interprets this holding as forbidding broker-dealers providing non-incidental investment advice to customers holding brokerage accounts from receiving any form of compensation other than transactional commissions.

ii. Plaintiff's Cause of Action under the ICA

The relevant substantive provisions of the IAA contain no private right of action against a mutual fund, its trustees, or its distributors. Therefore Plaintiff brings his claim under Section 47(b) of the ICA, which provides that contracts that violate provisions of the ICA and accompanying regulations, or whose performance involves such violation, are unenforceable. 15 U.S.C. § 80a-46(b)(1). To bring a claim under section 47(b), a plaintiff must allege that a

[2] Plaintiff also argues that broker-dealers who are not dual registrants also may not receive any form of compensation other than transactional commissions. However, Plaintiff did not allege in the Complaint that Merrill Lynch, the broker-dealer holding his shares in Nominal Defendants, is not a dual registrant, and conceded that the company was a dual registrant at oral argument. Tr. Oral Arg. Apr. 12, 2011 at 55:10–12. Therefore, the Court does not reach this argument.

contract violated a substantive provision of the ICA or rules promulgated under the statute. Plaintiff alleges two such underlying predicate violations. First, Plaintiff alleges that OFDI and the Defendant trustees have a fiduciary duty of care to the Fund under ICA section 36(a), 15 U.S.C. § 80a-35. Second, Plaintiff claims that SEC Rule 38a-1, 17 C.F.R. § 270.38a-1, promulgated under the ICA, imposes a duty on mutual fund boards to oversee compliance with federal securities laws and ensure that shareholders are not harmed. Both of these provisions, Plaintiff argues, imposed on Defendants a duty to ensure that the Funds' broker-dealers were paid only in transactional commissions. In turn, Plaintiff offers the alleged IAA violations as evidence that Defendants failed in that duty.

B. Existence of a Private Right of Action Under ICA Section 47(b)

Section 47(b) of the ICA provides that "[a] contract that is made, or whose performance involves, a violation of [the ICA], or of any rule, regulation, or order thereunder, is unenforceable by either party . . . unless a court finds that under the circumstances enforcement would produce a more equitable result . . . ." 15 U.S.C. § 80a-46(b)(1). If such a contract has been performed, "a court may not deny rescission at the instance of any party unless such court finds that under the circumstances the denial of rescission would produce a more equitable result than its grant . . . ." *Id.* § 80a-46(b)(2). The question here is whether section 47(b) can endow a substantive provision of the ICA alleged as a predicate for 47(b) liability with a private right of action, if that substantive provision lacks a private right of action on its own.

Plaintiff argues that section 47(b) provides a distinct private right of action, irrespective of whether the predicate violation of the ICA itself provides its own private right of action. He relies principally on *Transamerica Mort. Advisors, Inc. v. Lewis*, 444 U.S. 11 (1979) ("*TAMA*"), in which the United States Supreme Court held that the statutory language of section 215 of the

IAA implied a private right of action for the rescission of a contract in violation of the IAA. *Id.* at 18. Plaintiffs contend that this holding should apply to ICA section 47(b), because the respective statutory provisions in the IAA and ICA are similar and the securities laws are generally read *in pari materia.* Defendants argue that plaintiffs asserting claims under section 47(b) must also allege a predicate violation of the ICA that itself implies a private right of action.

In *Alexander v. Sandoval*, a decision following *TAMA*, the Supreme Court strictly limited the ability of federal courts to imply private rights of action in federal statutes. 532 U.S. 275 (2001). "Like substantive federal law itself, private rights of action to enforce federal law must be created by Congress." *Id.* at 286 (2001). Without Congressional intent expressed in the statute, "a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute." *Id.* Therefore, courts must begin their inquiry into Congressional intent "with the text and structure" of the statute. *Id.* at 288. Statutory text contains several important indicators of Congressional intent. For example, the "express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others." *Id.* at 290. Another key indicator is whether the statute focuses "on the person regulated rather than the individuals protected . . . ." If the statute focuses on the person regulated, it carries "no implication of an intent to confer rights on a particular class of persons." *Id.* The *Sandoval* approach supersedes earlier jurisprudence on implied private rights of action, which the Supreme Court dubbed an "*ancien regime.*" *Id.* at 287.

Following *Sandoval*, the United States Court of Appeals for the Second Circuit has elaborated further principles limiting implied private rights of action in federal securities laws. First, "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of any explicit private right to enforce other sections was intentional."

Olmsted v. Pruco Life Ins. Co., 283 F.3d 429, 433 (2d Cir. 2002) (finding no private right of action in ICA §§ 26, 27). Second, courts "cannot ordinarily conclude that Congress intended to create a right of action where none was explicitly provided." *Bellikoff v. Eaton Vance Corp.*, 481 F.3d 110, 116 (2d Cir. 2007) (finding no private right of action in ICA §§ 34(b), 36(a), and 48(a)) (citing *Sandoval*, 532 U.S. at 286–88, and *Touche Ross & Co. v. Redington*, 442 U.S. 560, 571 (1979)). Third, "[w]hen the text and structure of a statute unambiguously express an intent not to imply a private right of action, we cannot consider 'the expectations that the enacting Congress had formed in light of the contemporary legal context.'" *Bellikoff*, 481 F.3d at 117 (quoting *Sandoval*, 532 U.S. at 287–88).

Turning to the ICA, various provisions of the statute accord highly disparate remedies and causes of action. For instance, section 36(b) allows the SEC or a security holder of a registered investment company to bring an action for breach of fiduciary duty involving compensation paid by that company to its investment adviser. 15 U.S.C. § 80a-35(b). However, section 36(a) only authorizes the SEC, not private parties, to bring actions alleging "personal misconduct in respect of any registered investment company for which such person" serves or acts as an officer, director, or underwriter. 15 U.S.C. § 80a-35(a). Section 42 explicitly provides for SEC enforcement of the entirety of the ICA, authorizing it to make investigations and initiate actions in the federal courts against persons or entities suspected of violating the statute. 15 U.S.C. § 80a-41. Taken as a whole, the ICA's remedial scheme expressly provides for private rights of action only for specific, narrowly defined offenses, and specifies SEC enforcement for other offenses. Allowing section 47(b) to endow all the ICA's substantive violations with a private right of action, as Plaintiffs urge, would override this careful allocation of remedies.

These reasons "led the Second Circuit to conclude that Congress did not intend to imply a private right to enforce other sections of the ICA." *Northstar Fin. Advisors, Inc. v. Schwab Invs.*, 615 F.3d 1106, 1116 (9th Cir. 2010). In both *Olmsted* and *Belikoff*, the Second Circuit noted section 36(a)'s express provision of a private right of action and section 42's provision of SEC enforcement for the entire statute in refusing to find an implied private right of action in various sections of the ICA. *Belikoff*, 481 F.3d at 116; *Olmsted*, 283 F.3d at 422–23. These findings apply to section 47(b), because they concern the structure and remedial scheme of the entire statute. Other federal courts have adopted the Second Circuit's approach in refusing to imply private rights of action for different ICA provisions. "Indeed, following the Supreme Court's decision in *Sandoval,* the modern trend has been for federal courts to deny the existence of implied rights of action under the ICA, with many courts applying the analytical framework employed by the Second Circuit in *Olmsted* and *Belikoff*." *Northstar*, 615 F.3d at 1122; *see also Mutchka v. Harris*, 373 F. Supp. 2d 1021, 1026 (C.D. Cal. 2005) ("[C]ases decided after *Sandoval* have refused to find an implied private right of action in the ICA."); *Gabelli Global Multimedia Trust Inc. v. Western Inv. LLC,* 700 F. Supp. 2d 748, 753–57 (D. Md. 2010) (summarizing "large and growing body of case law denying private causes of action under various provisions of the ICA" after *Sandoval*) (quotation at 756–57).

Section 47(b) differs from the ICA provisions at issue in the above cases, for it expressly authorizes rescission as a private remedy for contracts that violate the ICA. However, such language is not sufficient to find an implied private right of action. *Sandoval* held that the "judicial task is to interpret the statute Congress has passed to determine whether it displays an intent to create not just a private right but also a private remedy." 532 U.S. at 286. Here, section 47(b) contains a remedy, but not a substantive right. Accordingly, courts considering section

47(b) after *Sandoval* have held or assumed that the provision provides a remedy rather than a distinct cause of action or basis of liability. *See, e.g., Smith v. Franklin/Templeton Distribs.*, No. C 09-4775 (PJH), 2010 WL 2348644, at *7 (N.D. Cal. Jun. 8, 2010) ("By its terms, § 47(b) provides a remedy . . . rather than a distinct cause of action or basis for liability.") ("*Franklin/Templeton I*"); *Stegall v. Ladner*, 394 F. Supp. 2d 358, 378 (S.D.N.Y. 2005) (parties concede that "ICA § 47(b) provides a remedy rather than a distinct cause of action or basis of liability"); *Mutchka*, 373 F. Supp. 2d at 1027 ("The parties agree that Section 47(b) is remedial in nature and does not itself provide a cause of action").[3] The substantive right arguably protected by section 47(b) must be inferred from the substantive violation that a plaintiff alleges as a predicate for the rescission action. As a result, when courts dismiss claims that allege ICA violations as predicates to a section 47(b) claim, those courts also dismiss the section 47(b) claim. *See, e.g., Franklin/Templeton I*, 2010 WL 2348644, at *7 ("Because the complaint alleges no violation of the ICA which can provide a predicate for the claim under § 47(b), the court finds that the § 47(b) claim fails to state a claim and must be dismissed."); *Davis v. Bailey*, No. 05-42, 2005 WL 3527286, at *5–6 (D. Colo. Dec. 22, 2005) (dismissing section 47(b) claim

[3] *See also Dull v. Arch*, No. 05 C 140, 2005 WL 1799270, at *3 (N.D. Ill. Jul. 27, 2005) ("Plaintiffs concede that Section 47(b) of the ICA is remedial in nature . . . It does not provide for an independent cause of action where no violation of the ICA has occurred."). Some courts deciding the issue before *Sandoval* reached the same conclusion. *See, e.g., Tarlov v. Paine Webber Cashfund, Inc.*, 559 F. Supp. 429, 438 (D. Conn. 1983) (finding of no implied right of action under ICA sections 1(b)(2), 15(a), 15(b), and 36(a) "equally applicable to Section 47"). The only post-*Sandoval* cases to the contrary are *In re Regions Morgan Keegan Securities*, 743 F. Supp. 2d 744, 762 (W.D. Tenn. 2010), *In re Mutual Funds Investment Litigation*, 384 F. Supp. 2d 873, 881 (D. Md. 2005), and *Wiener v. Eaton Vance Distribs. Inc.*, No. 10-10515-DPW, 2011 WL 1233131, at *12 (D. Mass. Mar. 30, 2011). All of these cases rely on inapplicable pre-*Sandoval* authority in other circuits. *See In re Mut. Funds. Inv. Litig.*, 384 F. Supp. 2d at 881 (citing *Mathers Fund, Inc. v. Colwell Co.*, 564 F.2d 780, 783 (7th Cir. 1977)); *Wiener*, 2011 WL 1233131 at *12 (citing *Mathers Fund*); *Regions Morgan Keegan*, 743 F. Supp. 2d at 762 (citing *Lessler v. Little*, 857 F.2d 866, 874 (1st Cir. 1988)). *Regions Morgan Keegan* cited two post-*Sandoval* cases: *In re Mut. Funds. Inv. Litig*, discussed *supra*, and *Hamilton v. Allen*, 396 F. Supp. 2d 545 (E.D. Pa. 2005). *Hamilton* did not actually hold that section 47(b) contained a private right of action. Instead, the court held that section 47(b) liability was not applicable because the plaintiffs were not party to the contract, no predicate ICA violations were properly alleged, and the alleged violations were collateral to the contract. 396 F. Supp. 2d at 558–59 (E.D. Pa. 2005). In sum, the cases holding that section 47(b) has a private right of action all fail to apply *Sandoval*'s approach to implying private rights of action.

because predicate section 36(a) claim did not contain private right of action, and section 36(b) claim was pleaded inadequately); *Hamilton*, 396 F. Supp. 2d at 558 (dismissing section 47(b) claim because predicate section 36(a) claim did not contain private right of action).

Plaintiff protests that these cases disregard the holding in *TAMA*, which upheld the contract voiding provision of the IAA. Plaintiffs contend that the securities laws should be read *in pari materia*, and therefore *TAMA* applies to the contract voiding provisions of the ICA as well as those of the IAA. However, after *Sandoval*, the mere assertion of similarity between different statutes is no substitute for a careful analysis of the proposed private right of action against the text and structure of the entire statute at issue. Such analysis reveals that *TAMA*'s interpretation of the IAA is distinguishable from the ICA.[4] The IAA's substantive provisions do not contain a private right of action, but the ICA contains an express private right of action, section 36(b), for payment of excessive fees. "Congress intended the express private right of action set forth in Section 36(b) to be exclusive; there was no similar exclusive, express right of action in *TAMA*." *Tarlov*, 559 F. Supp. at 438. *TAMA*'s creation of an implied private right of action in the IAA's contract voiding provision did not override any allocation of private rights of action by Congress. Finding an implied private right of action in ICA section 47(b), on the other hand, "would undermine the carefully considered limits which Congress placed on this action in Section 36(b)(3)"—the only express private right of action in the substantive provisions of the ICA. *Id.* Plaintiff's bald assertion that the securities laws are read *in pari materia* cannot justify

[4] Plaintiff notes that the Supreme Court cited *TAMA* several times in the *Sandoval* opinion, and argues that *Sandoval* does not disturb *TAMA*'s holding that a private right of action exists in the contract voiding provision of the IAA. This assertion is unavailing, for Plaintiffs fail to establish that *TAMA*'s interpretation of the IAA applies to the ICA. In any event, *Sandoval* never cites *TAMA*'s finding of a private right of action in the contract voiding provision of the IAA; its citations refer only to *TAMA*'s general discussions or its refusal to find a private right of action in the anti-fraud provisions of the IAA. *See Alexander v. Sandoval*, 532 U.S. at 286 (citing *TAMA*, 444 U.S. at 15), 287 (citing 444 U.S. at 23), 290 (citing 444 U.S. at 19–20). This Court does not reach the question of whether *Sandoval* has overruled *TAMA*.

the conclusion that *TAMA*'s holding should be imputed to other securities statutes[5] without the careful analysis of statutory text and structure required by *Sandoval*. That analysis shows that section 47(b) cannot bestow a private right of action on substantive provisions of the ICA that lack such an action.

Plaintiff protests that requiring claims of predicate violations under section 47(b) to carry their own private right of action would reduce section 47(b) to a nullity, since he claims that the ICA has no express private rights of action. Plaintiff is mistaken. As originally enacted, the ICA contained a private right of action in section 30(f), which incorporated a remedy from the Securities Exchange Act of 1934. *See Northstar*, 615 F.3d at 1110 (discussing original section 30(f) of ICA). Moreover, as discussed *supra*, section 36(b) of the ICA currently contains an express private right of action. Congress added this provision to the ICA in 1970. *See Gabelli*, 700 F. Supp. 2d at 753 (describing 1970 revisions of ICA). Congress easily could have amended other sections of the ICA to provide for other private rights of action, but chose not to do so.

Therefore, to establish his section 47(b) claim, Plaintiff must assert a predicate violation of a substantive provision of the ICA which itself has a private right of action.

C. ICA Section 36(a) as a Predicate for Section 47(b) Liability

Section 36(a) of the ICA provides that the SEC "is authorized to bring an action" in the federal courts alleging that an officer, director, board member, investment adviser, depositor, or

---

[5] Plaintiff also compares ICA section 47(b) to section 29(b) of the Securities Exchange Act, 15 U.S.C. § 78cc(b), another contract voiding provision. Plaintiff points out that section 29(b) explicitly excludes a particular substantive provision as a predicate, and contains a special statute of limitations for another particular predicate provision. Those predicate provisions do not themselves carry a private right of action. Therefore, Plaintiffs argue, Congress clearly intended Exchange Act section 29(b) to contain a private right of action, even for predicate violations lacking such an action, and that this conclusion should apply to the ICA as well. Again, this argument is without merit. Mere comparisons between the Exchange Act and the ICA cannot trump analysis of the ICA's statutory text pursuant to *Sandoval*, and these features of the Exchange Act demonstrate that its remedial scheme differs from that of the ICA.

principal underwriter of a registered investment company engaged "in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts . . . ." 15 U.S.C. § 80a-35. Even though this provision limits enforcement to the SEC, not private parties, Plaintiff claims that this provision imposes an implied fiduciary duty on mutual fund trustees and distributors, and that Defendants violated this duty when they paid asset-based compensation to the Funds' broker-dealers.

This assertion is without merit. Section 36(a), providing for SEC enforcement, is a paradigmatic example of the principle that an express provision creating certain remedies and forms of enforcement "suggests that Congress intended to preclude others." *Sandoval*, 532 U.S. at 290. As a result, the Second Circuit has ruled that no private right of action exists under section 36(a) of the ICA. *Bellikoff*, 481 F.3d at 117 ("[W]e hold that implied private rights of action do not exist under ICA §§ 34(b), 36(a), and 48(a)."). Because Section 36(a) lacks a private right of action, claims under that statute raised by parties other than the SEC must be dismissed, and are therefore unavailable as a predicate for a section 47(b) claim. *See, e.g.*, *Hamilton*, 396 F. Supp. 2d at 558 ("Thus, if Plaintiffs' claims with respect to Sections 36(a) and 36(b) of the Act are dismissed, there is no basis upon which the remedy afforded by Section 47(b) can be awarded.").

Even if a private right of action were theoretically available under section 36(a)—whether through section 47(b) itself or section 36(a) as a predicate violation under section 47(b)—Plaintiff's section 36(a) claim would still fail. Plaintiff contends that the violations of the IAA alleged in the Complaint are also violations of the fiduciary duty mentioned in section 36(a), because he argues that "an essential aspect of the board's fiduciary duty under the ICA is to oversee the compliance of service providers with the federal securities laws, including the Advisers Act . . . to ensure that shareholders are not harmed." Compl. ¶ 40. This interpretation of the section 36(a) fiduciary duty would construe violations of any federal securities laws and regulations as breaches of fiduciary duty under the ICA, and consequently create a back-door private right of action not just for the substantive provisions of the ICA, but for the full panoply of the federal securities laws. Nothing in the text of the ICA authorizes courts to imply such a sweeping private right of action for multiple statutes through the joint operation of sections 36(a) and 47(b). On the contrary, the plain text of section 47(b) expressly limits the scope of any contract rescission to violations of the ICA, and mentions no other statute. *See also Franklin/Templeton I*, 2010 WL 2348644, at *7 ("This court finds no language in Investment Company Act § 47(b) sufficient to create a private right of action under that statute, absent a showing of some other violation *of the Investment Company Act.*") (emphasis added). Plaintiff's attempt to deduce a general private right of action for all federal securities laws out of this single statutory provision contradicts its plain text.

Accordingly, Plaintiff may not assert liability under section 36(a) of the ICA as a predicate to liability under section 47(b).

D. SEC Rule 38a-1 as a Predicate for Section 47(b) liability

SEC Rule 38a-1, Compliance Procedures and Practices of Certain Investment Companies, requires "[e]ach registered investment company and business development company" to adopt policies and procedures reasonably designed to prevent violations of federal securities laws, obtain board approval of those policies, subject them to annual review, designate a chief compliance officer, and keep records of said policies. 17 C.F.R. § 270.38a-1(a), (d).

Congress provided statutory authorization for this rulemaking in section 38 of the ICA, 15 U.S.C. § 80a-37.

"Language in a regulation may invoke a private right of action that Congress through statutory text created, but it may not create a right that Congress has not . . . it is most certainly incorrect to say that language in a regulation can conjure up a private cause of action that has not been authorized by Congress." *Sandoval*, 532 U.S. at 291. "The implications of *Sandoval* are clear: If a private right of action exists to enforce . . . [a] regulation, plaintiffs must show that the right originates in . . . the underlying statute . . . Plaintiffs must also show that the regulation applies—but does not expand—the statute." *Abrahams v. MTA Long Island Bus*, __ F.3d __, Nos. 10-2058-cv, 10-2190-cv, 2011 WL 1678417, at *6 (2d Cir. May 5, 2011) (internal citation omitted). "In other words, a right of action can extend no further than the personal right conferred by the plain language of the statute." *Taylor ex rel. Wazyluk v. Hous. Auth. of the City of New Haven*, __ F.3d __, No. 10-1144-cv, 2011 WL 1663443, at *1 (2d Cir. May 4, 2011) (internal quotation marks and citation omitted).

Neither Rule 38a-1 nor ICA section 38, the statutory provision under which the SEC promulgated the Rule, contain "rights-creating language." *Olmsted*, 283 F.3d at 435. "The absence" of such language "indicates a lack of congressional intent to create private rights of action." *Id.* Moreover, section 38 merely authorizes the SEC "to make, issue, amend, and rescind such rules and regulations and such orders as are necessary or appropriate to the exercise of the powers conferred upon the Commission elsewhere" under the ICA. 15 U.S.C. § 80a-37(a). This general delegation of rulemaking authority to the SEC contains no language providing "a general authorization for private enforcement of regulations," *Sandoval*, 532 U.S. at 291, and because of this absence, regulations promulgated under Section 38—including Rule

38a-1—do not contain implied private rights of action. Therefore, Plaintiff's attempt to imply a private right of action through ICA section 47(b) and SEC Rule 38a-1 is unavailing.[6]

With the failure of his ICA section 36(a) and SEC Rule 38a-1 claims, Plaintiff has failed to assert a viable predicate violation of the ICA necessary to make out a claim under ICA section 47(b). Plaintiff is not left without a remedy for the broker-dealers' alleged underlying violations of the IAA. Those violations involved the broker-dealers' receipt of asset-based compensation for brokerage accounts, or their failure to register as investment advisers while receiving such compensation. Under this theory of liability, the ultimate fault would lie with the broker-dealers themselves, and Plaintiff may sue them for violating the IAA. Specifically, the contract voiding provision of IAA section 215, 15 U.S.C. § 80b-15, remains available to Plaintiffs in a derivative action to void the selling agreement between Defendant OFDI and the broker-dealers, rather than the agreement between the Funds and Defendant OFDI at issue in this case.[7] Moreover, Plaintiff's claims—including his federal claims—rely on alleged breaches of fiduciary duty. Plaintiff is of course free to raise such fiduciary duty claims in state courts.

Accordingly, Defendants' motion to dismiss Plaintiff's First Cause of Action is granted.

E. Plaintiff's State Law Claims

Plaintiff brings three claims under Massachusetts law, claiming supplemental or pendent jurisdiction pursuant to 28 U.S.C. § 1367(a). "It has consistently been recognized that pendent jurisdiction is a doctrine of discretion, not of plaintiff's right." *United Mine Workers of America v. Gibbs*, 383 U.S. 715, 726 (1966). A district court "may decline to exercise supplemental

[6] Even if Plaintiff could establish the theoretical availability of a private right of action under the Rule and section 47(b), his claim would still fail. Plaintiff's section 47(b) claim is alleged solely against Defendant OFDI and not against the Defendant Trustees. Compl. ¶¶ 66–72. However, Rule 38a-1 only applies to "[e]ach registered investment company and business development company . . . ." 17 C.F.R. § 270.38a-1(a). OFDI is not a registered investment company, and the Rule does not apply to it.

[7] The Court expresses no opinion regarding Plaintiff's underlying theory of liability, that the broker-dealers retained by Defendants did not fall under the Broker-Dealer Exception to the IAA, and therefore violated the IAA. This theory is discussed in *Wiener*, 2011 WL 1233131, at *7-11; and *Franklin/Templeton I*, 2010 WL 2348644, at *6, *8.

jurisdiction" if it "has dismissed all claims over which it has original jurisdiction." 28 U.S.C. § 1367(c)(3). Having dismissed Plaintiff's First Cause of Action, his sole federal claim, the Court declines to exercise supplemental jurisdiction with respect to his remaining claims.

IV. Conclusion

For the reasons stated above, Defendants' motions to dismiss the Complaints in the *Quest* action, 10 Civ. 7387, and the *Gold* action, 10 Civ. 7394, are granted.

SO ORDERED.

Dated: June 6, 2011
New York, NY



U.S.D.J.